CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Invicta Water, Inc. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Invicta Water, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH:" so that, as amended said Article shall be and read as follows:

"The total number of shares of stock which the corporation is authorized to issue is 7,000,000 shares of common stock having a par value of $0.01 per share."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Invicta Water, Inc. has caused this certificate to be signed by an authorized officer, this 30th day of June, 2023.

BY: [signature] -Signature

Name: Steve Wilcenski -please print
Authorized Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:19 AM 06/30/2023
FILED 10:19 AM 06/30/2023
SR 20232899214 - File Number 7238661

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:24 PM 01/17/2023
FILED 01:24 PM 01/17/2023
SR 20230157241 - File Number 7238661

CERTIFICATE OF INCORPORATION
OF
Invicta Water, Inc.
A DELAWARE PUBLIC BENEFIT CORPORATION

FIRST: The name of the corporation is: Invicta Water, Inc. (the "Corporation").

SECOND: The Corporation's registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The Corporation is formed to engage in any lawful activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL"); the specific public benefit purpose of the Corporation is: to utilize advanced materials technologies to provide access to clean water for all individuals worldwide. We believe that clean water is a fundamental human right and are committed to utilizing our expertise and resources to address the global water crisis and ensure that every person has access to safe and clean water.

FOURTH: The Corporation is authorized to issue a total number of shares of 1,500 shares having a par value of $0.0100000 per share. All shares shall be common shares and of one class.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the board (the "Board") and the directors comprising the Board (the "Directors") need not be elected by written ballot. The number of Directors on the Board shall be set by a resolution of the Board.

SIXTH: The Corporation shall exist perpetually unless otherwise decided by a majority of the Board.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is authorized to amend or repeal the bylaws.

EIGHTH: The Corporation reserves the right to amend or repeal any provision in this Certificate in the manner prescribed by the laws of the State of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., the mailing address of which is 16192 Coastal Highway, Lewes, Delaware 19958.

TENTH: To the fullest extent permitted by the DGCL, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director. No amendment to, modification of, or repeal of this item Tenth shall apply to or have any effect on the liability of a Director for or with respect to any acts or omissions of such Director occurring prior to such amendment. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then this Certificate should be read to eliminate or limit the liability of a Director of the Corporation to the fullest extent permitted by the DGCL, as so amended.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this January 17, 2023.

Signed and Attested to by: [signature]

Harvard Business Services, Inc., Incorporator
By: Michael J. Bell, President